Exhibit A

Identification of entities which acquired the shares which are the subject of this report on Schedule 13G/A.

(1)      Potomac Capital Partners LP, a private investment partnership formed under the laws of State of Delaware. Potomac Capital Management LLC is the General Partner of Potomac Capital Partners LP. Mr. Paul J. Solit
           is the Managing Member of Potomac Capital Managment LLC.